UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  January 2019

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Grupo Aeroportuario del Pacifico Announces Guidance for Full Year 2019

GUADALAJARA, Mexico, Jan. 09, 2019 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced today its guidance for full year 2019.

Traffic	7% +- 1%
Aeronautical Revenue	13% +- 1%
Non-aeronautical Revenue	20% +- 1%
Total Revenue	15% +- 1%
EBITDA	14% +- 1%
EBITDA Margin	69% +- 1%
CAPEX	Ps. 2.2 billion

  Passenger traffic projections are based on the consolidation of routes developed to date. Estimates for load factors, projections for increases in frequencies and number of seats offered by the airlines could change throughout the year.

  Revenue increases are based on traffic performance, applicable fees, inflation, and current commercial agreements, as well as the development of other activities.

  CAPEX for GAP’s airports in Mexico will reach approximately Ps. 1.9 billion, of which: i) Ps. 300 million correspond to 2018 investments that will be executed in 2019, ii) Ps. 450 million in investments of the Master Development Program, iii) Ps. 550 million will be allocated to Tijuana for the Processing Terminal, which will be recognized in the MDP for the 2020-2024 five-year period, and iv) Ps. 600 million will be allocated to commercial investments. The Investments at the Montego Bay airport in Jamaica under the Capital Development Program will reach roughly Ps. 300 million.

These figures do not include the integration of the Kingston Airport in Jamaica, since the date on which the Company expects to take control of this asset could vary, could come early or could extend towards the end of 2019.

These figures are estimates based on expectations that GAP’s management considers to be reasonable. Many of the factors that affect these expectations and estimates are out of the Company’s control and are subject to changes throughout the year based on various external factors including, but not limited to, airline activity, domestic and international economic conditions as well as government regulations. Please refer to the Company’s Annual Report and 20F Filing ending December 31, 2017, published in 2018, for a more detailed list of factors that could affect traffic performance, revenues and expenses.

Note: EBITDA (earnings before interest expense, income taxes, depreciation and amortization) is not a standardized  measure of performance or financial condition under the accounting principles contained in International Financial Reporting Standards (“IFRS”). This measure is not comparable to measures used by other entities.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MBJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements.  These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts: Saúl Villarreal, Chief Financial and Administrative Officer Alejandra Soto, Financial Planning and IR Manager Maria Barona, i-advize Corporate Communications	svillarreal@aeropuertosgap.com.mx asoto@aeropuertosgap.com.mx mbarona@i-advize.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By:	/s/ SAÚL VILLARREAL GARCÍA
Name:	Saúl Villarreal García
Title:	Chief Financial Officer

Date January 9, 2019